SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of October 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated October 28, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.

                                  (Registrant)

                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title: Corporate Secretary

Dated:  October 28, 2005


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                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION

    1. Press release dated October 28, 2005.


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                                    EXHIBIT 1

                                                    [LOGO OF ELBIT SYSTEMS LTD.]


           ELBIT SYSTEMS' PART OF THE WATCHKEEPER PROGRAM IS UNDERWAY:
           -----------------------------------------------------------
                  (POUND)317 MILLION (OVER $500 MILLION) ORDER
                        TO ELBIT SYSTEMS AND THALES UK'S
                       JOINT COMPANY, U-TACS, AS PART OF
                            THE WATCHKEEPER PROGRAM

ELBIT SYSTEMS AND THALES TO MARKET ADDITIONAL JOINT TACTICAL UAV PROJECTS TO OTHER COUNTRIES WORLDWIDE

Elbit Systems, Haifa, 28 October 2005 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that its joint venture company with Thales UK, UAV Tactical Systems Limited (U-TacS) was awarded by Thales UK a (pound)317 million order (over $500 million), to be performed over an eight-year period. U-TacS' financial statements will be consolidated within Elbit Systems' financial reports. This order is part of the WATCHKEEPER program for which the UK Ministry of Defence and Thales UK signed a (pound)700 million contract in August.

U-TacS will execute significant portions of the WATCHKEEPER Program for Thales UK, the WATCHKEEPER prime contractor.

The majority of U-TacS' activity will be executed in the UK with a significant amount of its work sub-contracted to small and medium sized enterprises across the UK. Elbit Systems is U-TacS' largest subcontractor with approximately one third this contract's value.

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                                                    [LOGO OF ELBIT SYSTEMS LTD.]


U-TacS is expected to employ, during the initial stages, dozens of workers, most of whom will be recruited locally. U-TacS is currently in the process of establishing its facilities in the UK city of Leicester.

In addition to executing the WATCHKEEPER Program, Elbit Systems and Thales have agreed to jointly market tactical UAV projects in other countries worldwide.

The President and CEO of Elbit Systems, JOSEPH ACKERMAN, said: "We are proud to be part of the WATCHKEEPER team, led by Thales UK, for one of the most prestigious and advanced UAV program in the world. We are looking forward to additional exciting and challenging opportunities resulting from our agreement to jointly market other tactical UAV projects."

WATCHKEEPER will provide the UK Armed Forces with an essential Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capability based on the Hermes 450 unmanned air vehicle (UAV) system and will be a key component of the UK's Network Enabled Capability (NEC).

This Program will deliver equipment, training and facilities, with the capability of coming into service starting in 2010.

WATCHKEEPER will provide the UK Armed Forces with all weather day and night surveillance in times of war, tension or during peace-keeping operations without the need to deploy troops into sensitive areas or harmful situations. The WATCHKEEPER system can provide continuous 24/7 surveillance when needed, using unmanned air vehicles able to stay airborne for more than 16 hours each.

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                                                    [LOGO OF ELBIT SYSTEMS LTD.]


The WATCHKEEPER system consists of the WK450 unmanned air vehicle carrying day/night sensors and laser target designator connected by a data link to a network of containerised Ground Control Stations where operators will control the entire mission and interface within a network enabled environment. High resolution optical and radar imagery will be exploited and disseminated to provide valuable intelligence for operational commanders. The system is capable of rapid deployment and operations anywhere in the world.

ABOUT ELBIT SYSTEMS
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP                Ehud Helft/Kenny Green
   Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                      GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION